February 28, 2007

Securities and Exchange Commission

CF/ADS

100 F Street, N.E.

Washington, DC 20549-3561

Attention: Michael Fay

Re:	File No. 001-13582

Form 10-K for the year ended December 31, 2005

Ladies and Gentlemen:

Speedway Motorsports, Inc. (“SMI”, the “Company”, and “we”) hereby submits this response to the additional comments received from the Staff of the Securities and Exchange Commission (the “Commission”) with regard to our Annual Report on Form 10-K for the year ended December 31, 2005 and filed with the Commission on March 16, 2006 (the “Form 10-K”). The Staff’s additional comments were delivered by letter dated February 20, 2007 addressed to O. Bruton Smith, Chief Executive Officer of SMI, and signed by Michael Fay, Accounting Branch Chief (the “Second Comment Letter”). The Staff delivered its original comments by letter dated December 29, 2006 from Mr. Fay to Mr. Smith (the “Original Comment Letter”).

We offer the following responses to the Second Comment Letter. The numbered paragraphs and headings below correspond to the numbered paragraphs and headings contained in the Second Comment Letter.

1.	Refer to your response to comment number 3. You responded that each speedway and merchandising subsidiary is an operating segment. However, it remains unclear how merchandising subsidiaries have similar economic characteristics and are similar in each of the five criteria specified in paragraph 17 of FAS 131 as those for the speedway subsidiaries to justify aggregation of the merchandising and speedway operating segments. In this regard, please provide us with qualitative and quantitative information in specificity that demonstrates the similarities and trends of revenues, operating income, operating margins and other such economic characteristics for each operating segment that has been aggregated within the motorsports segment to support why such aggregation into one reportable segment is appropriate.

Company Response: We agree that in future filings our segment disclosures will present a “Motorsports Event Related” operating segment, and will add an “All Other” category. We intend to continue to report all merchandising activities that occur in conjunction with motorsports events in the Motorsports Event Related segment. We intend to disaggregate, and report in this new All Other category, TSI, MBM, 600 Racing, Oil-Chem micro-lubricants and SMIL bulk petroleum activities, and office rentals at certain Company speedways.

The merchandising activities at issue include the sale of food and beverage, and souvenir merchandise during race event weekends. We note that, unlike most other sporting events, persons attending race events frequently remain at the speedways for up to several days. Our speedway merchandising operations (in contrast to our TSI, MBM and 600 Racing merchandising) are specifically designed to create a complete race experience. Without such merchandise sales it would not be possible to conduct the race events in the current manner. Without the race events, the subject merchandising activities would be non-existent. We believe it is appropriate to continue to report merchandising activities with motorsports events because those activities occur in conjunction with, and are integrally related to, the motorsports events, and because those merchandising activities have economic characteristics similar to the motorsports activities. We believe they are similar in each of the five criteria specified in paragraph 17 of FAS 131.

Securities and Exchange Commission

February 28, 2007

Other factors considered, along with the above, include:

•

Such souvenir merchandise sold during events includes die-cast scaled replicas of motorsports vehicles, apparel (including tee-shirts, hats and jackets), gifts and other memorabilia. The majority of such event merchandise pertains to and is imprinted with motorsports race drivers, team, sponsors and speedway insignias, logos and other promotional labeling.

•

As indicated in the “Revenue and Operating Margin Trend Analysis” and “Segment Analysis” provided separately to you as supplemental information, event merchandising has operating margins substantially similar to our speedways. Also, the trends in their operating margins are relatively similar, which are expected to continue. Event merchandising and speedway operations are impacted by similar factors such as consumer and corporate spending sentiment, economic conditions, fuel prices, travel and security concerns, the popularity of race drivers and sponsors, and racing competitiveness.

•

Event merchandising is conducted during SMI and non-SMI motorsports events, and throughout the year using concession and gift-shop facilities and assets located at and owned by each SMI speedway. The same customers attending motorsports events purchase food and beverage and souvenir merchandise before, during and after attending such events.

2.	Notwithstanding your conclusion to the preceding comment, there does not appear to be a basis in GAAP to aggregate motorsports and nonmotorsports into one reportable segment, regardless of the materiality of the nonmotorsports operations. Refer to EITF Topic D-101 for further guidance on this point. Accordingly, it appears you should be presenting a separate reportable segment for motorsports. Moreover, based on your response it appears TSI, MBM and 600 Racing should not be aggregated into the motorsports segment, regardless of their materiality, because they do not have similar economic characteristics and are not similar in each of the five criteria specified in paragraph 17 of FAS 131 as those for the motorsports segment. It appears the preceding indicated entities and nonmotorsports functions and subsidiaries not meeting the quantitative thresholds specified in paragraph 18 of FAS 131 should be combined into an “all other” category, unless aggregation of two or more of these is appropriate pursuant to EITF 04-10. Please revise your segment disclosures accordingly, or explain to us why this is not appropriate, citing relevant guidance in support for your position. As appropriate, disclose the extent to which operating segments have been aggregated, in accordance with paragraph 26 of FAS 131.

Company Response: As stated in our response to Comment 1 above, in future filings we will disaggregate TSI, MBM and 600 Racing from the motorsports segment and present those entities in an All Other category. The All Other category will also include Oil-Chem micro-lubricants and SMIL bulk petroleum activities and office rentals at certain speedways. As indicated in the “Segment Analysis” provided separately to you as supplemental information, these combined non-event related entities and non-motorsports operations and assets individually and in aggregate do not exceed the quantitative thresholds specified in paragraphs 18 and 20 of FAS 131. As such, we believe it is appropriate to combine those entities and functions into an All Other category.

We will revise our segment disclosures accordingly, including how operating segments have been aggregated and factors used and basis for identifying our reporting segments. We will ensure all disclosures required by FAS 131, including paragraph 26 among others, are presented.

The following is an example of possible SMI disclosures with respect to segment reporting:

The Company’s business and activities, including those of its subsidiaries and joint venture equity investees, are described in Note 1. The Company’s operations are predominately comprised of promoting, marketing and sponsoring motorsports racing events, merchandising and other related activities conducted at its six major speedway facilities located in the United States. The Company’s “motorsports event related”

Securities and Exchange Commission

February 28, 2007

segment consists of revenues and expenses associated with all admissions, event related, NASCAR broadcasting and event motorsports merchandising activities, and joint venture equity investee earnings or losses associated with motorsports merchandising. The segment includes motorsports related events and operations for all Company speedways, NASCAR broadcasting and ancillary media rights, PRN and RCU motorsports radio programming, and SMI Properties, SMI Trackside and MA joint venture motorsports merchandising at Company and non-Company speedways. These operating segments have been aggregated into the motorsports related reporting segment as each share similar types and classes of customers, similar methods for providing or distributing motorsports related services, souvenirs and other merchandise, and other similar economic characteristics. The Company’s “all other” operations consist of TSI and MBM non-event motorsports merchandising, 600 Racing non-event merchandising and sanctioning body activities, SMIL and Oil-Chem bulk petroleum and micro-lubricants activities, and office rentals at certain Company speedways. Certain bulk petroleum activities include operations and assets located in foreign countries as further described in Note 2 – Bulk Petroleum Transactions.

The accounting policies of the segments are the same as those described in Note 2 – Significant Accounting Policies. Segment information as presented below comports with information the Company’s chief operating decision maker and management use and focus on when assessing segment performance and allocating resources. Segment operating income excludes interest, taxes and other expense (income) and unusual non-recurring items, and for the motorsports event related segment includes corporate general and administrative and depreciation costs and assets. There were no significant intersegment or intercompany revenues, expenses or other transactions.

The following is an example of the proposed tabular disclosures for all periods presented:

200X
	Motorsports Event Related		All Other		Consolidated Total
Revenues	$	xxx,xxx	$	xx,xxx	$	xxx,xxx
Depreciation and amortization		xx,xxx		xxx		xx,xxx
Gains or losses from equity investees		x,xxx		—		x,xxx
Operating income		xxx,xxx		x,xxx		xxx,xxx
Capital expenditures		xx,xxx		xxx		xx,xxx
Goodwill and other intangibles		xxx,xxx		x,xxx		xxx,xxx
Total assets		x,xxx,xxx		xx,xxx		x,xxx,xxx
Equity investments		xxx,xxx		—		xxx,xxx

3.	Pursuant to FAS 142, goodwill impairment testing is performed at the reporting unit level. As defined therein, a reporting unit is an operating segment or one level below. Further, pursuant to EITF D-101, operating segments may not be aggregated for goodwill impairment testing into reporting units, and components of different segments may not be aggregated into one reporting unit. Based on your response to comment number 3 and the supplemental information provided to us, it appears you have a number of reporting units. For example, it appears that each of your speedways is an operating segment and consequently a reporting unit. It also appears to us that it is not appropriate to consider the motorsports reportable segment a reporting unit in that it consists of a number of operating segments. With a view to the requirements of FAS 142 and EITF D-101 and further consideration to operating segments in response to the preceding comments, please explain to us the reporting units you have identified and how you determined them, whether any components have been aggregated and the basis for such aggregation, the amount of goodwill allocated to each and the basis for the amounts so allocated. Tell us your conclusion in regard to goodwill impairment for each reporting unit and how such conclusion was reached. Additionally, revise your disclosure in regard to the evaluation of goodwill impairment to be consistent with the reporting units you have, and to disclose your reporting units, how goodwill was allocated to these units and the amount of goodwill allocated to each reportable segment.

Securities and Exchange Commission

February 28, 2007

Company Response:

As set forth in paragraph 10 of FAS 131, management has identified each of it speedways and motorsports and non-motorsports merchandising subsidiaries to be an operating segment principally because discrete financial information by subsidiary is available to the Company’s chief operating decision maker and the Company has separate managers for the majority of its individual subsidiaries. Management considers each operating segment to be a reporting unit because it is the lowest level for which discrete financial information is available to its segment managers. We do not aggregate any of our reporting units when evaluating goodwill and other intangibles under FAS 142. The amount of goodwill and other intangible assets allocated to each reporting unit is set forth in the “Segment Analysis” provided separately to you. All of our intangible assets were acquired and valued using the direct value method.

We follow FAS 142 in annually evaluating intangible assets of each of our reporting units for possible impairment based on expected future discounted operating cash flows and profitability attributable to such assets. This information is supported by quoted market prices or comparable transactions where available or applicable. The majority of our intangible assets pertain to non-amortizable NASCAR NEXTEL Cup and Busch Series race event sanction agreements, related to purchases of associated speedway operations and assets. As further described in our response to the Commission’s “Original Comment Letter”, these acquired intangible race date assets are considered to have an indefinite useful life because their renewal and cash flow generation is expected to continue indefinitely. The cash flows, profits and comparable transactional values associated with NASCAR sanctioned NEXTEL Cup and Busch Series events, particularly in venues located in major media markets, are sizable and result in fair values substantially in excess of the carrying values of associated intangible assets. Because the expected future discounted operating cash flows of each reported unit exceeded its carrying values, management determined that there was no impairment.

For our intangible assets subject to amortization, we follow FAS 144, “Accounting for the Impairment or Disposal of Long-lived Assets” to evaluate long-lived assets, including tangible assets, for possible impairment when events or circumstances indicate possible impairment may have occurred, based on expected future undiscounted operating cash flows attributable to such assets. There were no and have since been no events or circumstances which might indicate possible impairment.

We will disclose in our future filings how we evaluate goodwill and other intangible assets, including describing our reporting units, how intangible asset values were allocated to those units, and the amounts allocated to each reporting segment. We will ensure all disclosures required by FAS 142 and FAS 144 are presented.

SMI hereby acknowledges that:

•	SMI is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to SMI’s filings; and

•	SMI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

February 28, 2007

Please feel free to call R. Douglas Harmon at Parker Poe Adams & Bernstein LLP (704-335-9020) or me (704-532-3303) if you have any questions or comments regarding the foregoing.

Sincerely yours,

SPEEDWAY MOTORSPORTS, INC.

/s/ William R. Brooks
William R. Brooks
Executive Vice President and Chief Financial Officer

cc:	O. Bruton Smith, Chief Executive Officer, Speedway Motorsports, Inc.

J. Cary Tharrington IV, General Counsel, Speedway Motorsports, Inc.

R. Douglas Harmon, Parker Poe Adams & Bernstein LLP